As filed with the Securities and Exchange Commission on February 27, 2017

Registration No.333-214108

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO.1

TO

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF THE SECURITIES ACT OF 1933

PROVINCE OF NOVA SCOTIA

(Canada)

(Name of Registrant)

Nicolas Marion

Consul and Chief Representative

Department of Finance Canada – New York

Canadian Consulate General

1251 Avenue of the Americas

New York, New York 10020-1175

(Name and Address of Authorized Agent in the United States)

Copies To:

Byron Rafuse	David H. Landau
Deputy Minister of Finance & Treasury Board	Ballard Spahr LLP 919 Third Avenue, 37th Floor
Province of Nova Scotia	New York, New York 10022-3915
P.O. Box 187
1723 Hollis Street
Halifax, Nova Scotia B3J 2N3

Approximate date of commencement of proposed sale to the public: from time to time after the Registration Statement becomes effective as described herein.

The securities being registered on this Schedule are to be offered on a delayed basis.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee (2)
Debt Securities	U.S.$1,250,000,000	100%	U.S.$1,250,000,000	U.S.$144,875

(1)	Estimated solely for the purpose of determining the registration fee.
(2)	A registration fee of $144,875 was previously paid in connection with the filing of this Registration Statement on October 14, 2016.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 27, 2017

PROSPECTUS

PROVINCE OF NOVA SCOTIA

(Canada)

U.S.$1,250,000,000

Debt Securities

By this prospectus, we may offer debt securities of the Province consisting of any combination of debentures, notes and bonds.

This prospectus contains summaries of the general terms of these securities. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated             , 2017.

The prospectus supplement that relates to your debt securities may update or supersede any of the information in this prospectus.

The words “the Province”, “Nova Scotia”, “we”, “our”, “ours” and “us” refer to the Province of Nova Scotia.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that the Province of Nova Scotia filed with the Securities and Exchange Commission (the “SEC”) under a shelf registration process. Under this shelf process, the Province may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,250,000,000. This prospectus provides you with a general description of the securities the Province may offer. Each time the Province sells securities under this shelf process, the Province will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update, or change information contained in this prospectus. Before you invest, you should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

References in this prospectus to “U.S.$” or “$” are to lawful money of the United States of America.

WHERE YOU CAN FIND MORE INFORMATION

The Province is not subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, the Province files annual reports, amendments to annual reports and other information with the SEC on a voluntary basis (File No. 033-25297). These reports include certain financial, statistical and other information about the Province and may be accompanied by exhibits.

You may inspect any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549, and copies of any such materials may be obtained from the SEC upon payment of the prescribed fee. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the Internet site is http://www.sec.gov.

The SEC allows the Province to incorporate by reference into this prospectus information the Province files with the SEC. This means that the Province can disclose important information by referring you to those documents that are incorporated by reference. Information that is incorporated by reference is an important part of this prospectus.

The Province incorporates by reference to Exhibits 99.1 and 99.3 in Amendment No. 1 to the Province’s Annual Report on Form 18-K/A for the fiscal year ended March 31, 2015 filed with the SEC on October 13, 2016 and to the Province’s Annual Report on Form 18-K for the fiscal year ended March 31, 2016 filed with the SEC on February 9, 2017. The Province also incorporates by reference all future annual reports and amendments to annual reports and any other information the Province files with the SEC pursuant to Sections 13(a) and 13(c) of the Exchange Act until it sells all of the securities authorized to be offered by this prospectus. Each time the Province files a document with the SEC that is incorporated by reference, the information in that document automatically updates or supersedes the information contained in previously filed documents.

You may request a free copy of the annual report, amendments to the annual report and other information mentioned above by writing or calling the Province at the following address:

Province of Nova Scotia

Department of Finance

P.O. Box 187, 7th Floor

1723 Hollis Street

Halifax, Nova Scotia B3J 2N3 Canada

Attn.: Director, Liability Management & Treasury Services

Phone Number: (902) 424-8634

You should rely only on the information incorporated by reference or contained in this prospectus or any prospectus supplement or free writing prospectus. The Province has not authorized anyone to provide you with different or additional information. The Province is not making an offer of the securities in any state where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

FORWARD-LOOKING STATEMENTS

The following documents relating to the Province’s securities offered by this prospectus may contain forward-looking statements on the Province’s current expectations and projections about future events:

•	this prospectus;

•	any prospectus supplement; and

•	the documents incorporated by reference into this prospectus and any prospectus supplement.

These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province, including, among other things, the Province’s economic and political trends and ability to control expenses and maintain revenues. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus, any prospectus supplement and the documents incorporated by reference into this prospectus and any prospectus supplement might not occur. Forward-looking statements speak only as of the date they are made, and the Province undertakes no obligation to update any of them in light of new information or future events.

USE OF PROCEEDS

Unless otherwise specified in any prospectus supplement attached to this prospectus, the Province will use the net proceeds from the sale of the debt securities for the general purposes of the Province.

DESCRIPTION OF THE DEBT SECURITIES

The Province may issue debt securities in distinct series at various times. This section summarizes the terms of the debt securities that are common to all series. The financial terms and other specific terms of your series will be described in a prospectus supplement to this prospectus. If the terms described in the prospectus supplement that relates to your series differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement.

General

The debt securities, when issued, will be direct and unconditional obligations of the Province. The debt securities will rank equally among themselves and with all bonds, debentures or other similar debt securities issued by the Province and outstanding at the date of the issuance of the debt securities.

Information Specified in the Prospectus Supplement. The prospectus supplement that relates to your debt securities will specify the following terms:

•	the specific title or designation of the debt securities;

•	the principal amount of the debt securities;

•	the price of the debt securities;

•	the stated maturity date of the debt securities on which the Province must repay principal;

•	the rate of any interest which the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the issue date and the date from which interest will accrue, the dates on which the Province must pay interest and the record dates for payment of interest;

•	where and how the Province will pay principal and interest;

•	whether and under what circumstances the debt securities may be redeemed before maturity;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	any foreign currency in which the Province may pay the debt securities;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated (physical) securities; and

•	any other material terms of the debt securities.

If applicable, the prospectus supplement may also describe any special United States or Canadian federal income tax issues.

Forms, Denomination, Exchange and Transfer

The debt securities will be issued in the form of one or more fully registered global debt securities registered in the name of Cede & Co., as nominee of the Depository Trust Company (“DTC”), and held by The Bank of New York Mellon as custodian for DTC. Beneficial interests in the global debt securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC, Clearing and Depository Services Inc. (“CDS”), Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking S.A. (“Clearstream, Luxembourg”). The clearing systems will be responsible for establishing and maintaining book-entry accounts for their participants having interests in the global debt securities. Beneficial owners of global debt securities will not, except in limited circumstances, be entitled to receive the global debt securities represented by physical certificates or to have global debt securities registered in their names, and will not be considered holders thereof. See “—Global Securities” below.

The debt securities will only be sold in denominations of U.S. $5,000 and integral multiples of U.S.$1,000 in excess thereof.

You may exchange your debt securities for other authorized denominations of the same series of equal aggregate principal amount. You may arrange to exchange or transfer your debt securities with the paying agent.

The registrar will be responsible for (i) maintaining a record of the aggregate holdings of debt securities; (ii) ensuring that payments of principal and interest in respect of the debt securities received by the fiscal agent from us are duly credited to DTC; and (iii) transmitting to us any notices from beneficial owners of the debt securities. Beneficial owners of debt securities may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which such debt securities are held with the clearing systems.

Global Securities

The debt securities will be represented by one or more fully registered global debt securities. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of a depository identified in the prospectus supplement, or its nominee, and will be deposited with the depository, its nominee or a custodian. The financial institution that acts as the sole direct holder of the global securities is called the “depository”. Unless otherwise specified in a prospectus supplement, DTC, New York, New York, will act as depository.

The terms of the depository arrangement in respect of registered global securities will be described in the prospectus supplement relating to the global securities. Beneficial interests in the debt securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants of the depository. The debt securities included in a global security may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any person wishing to beneficially own a debt security represented by a global security must do so indirectly through brokers, banks or other financial institutions who are participants in the depository.

The global security will contain a legend that describes the restrictions on exchanges and transfers that may affect you. Some of these restrictions are described below.

Limitation on Your Ability to Obtain Securities Registered in Your Name. The global security will not be registered in the name of any person other than the depository or its nominee. Similarly, the global security will not be exchanged for securities that are registered in the name of any person other than the depository or its nominee. An exception to these restrictions would be made only if:

•	the depository notifies the Province that it is unwilling, unable or no longer qualified to continue to act as the depository and the Province does not appoint a successor depository;

•	the Province decides it no longer wishes to have all or part of the securities represented by a global security; or

•	a default occurs that entitles the holders of the securities to accelerate the maturity date and such default has not been cured.

In those circumstances, the depository will determine in whose names to register any certificated (physical) securities issued in exchange for the global security.

The depository or its nominee will be considered the sole owner and holder of the global security for all purposes. As a result:

•	You cannot get securities registered in your name for so long as they are represented by the global security;

•	You cannot receive certificated (physical) securities in your name in exchange for your beneficial interest in the global security;

•	You will not be considered to be the owner or holder of the global security or any securities represented by the global security for any purpose;

•	You cannot assert any right of a holder of the securities unless you are authorized by the depository and the participant through which you hold your beneficial interest; and

•	All payments on the global security will be made to the depository or its nominee.

In some jurisdictions, certain types of purchasers are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global security to these types of purchasers.

Beneficial Interests in and Payments on Global Security. Institutions that have accounts with the depository or a nominee of the depository, such as securities brokers and dealers, are called participants. Only participants, and persons that hold beneficial interests through participants, can own a beneficial interest in the global security. The depository keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

When the depository receives payment of principal or interest on the global security, the depository is expected to credit its participants’ accounts in amounts that correspond to their respective beneficial interests in the global security. In turn, after the participants’ accounts are credited, the participants are expected to credit the accounts of the owners of beneficial interests in the global security in amounts that correspond to the owners’ respective beneficial interests in the global security.

The depository and its participants establish policies and procedures that govern payments, transfers, exchanges and other important matters that affect owners of beneficial interests in the global security. The depository and its participants may change these policies and procedures from time to time. The Province has no responsibility or liability for the records of owners of beneficial interests in the global security. Also, the Province is not responsible for maintaining, supervising, or reviewing those records or payments. The Province has no responsibility or liability for any aspect of the relationship between the depository and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Payment and Paying Agents

Principal of and interest, if any, on the debt securities are payable by us to the person registered at the close of business on the relevant record date (as specified in the prospectus supplement) in the register held by the fiscal agent. With respect to the debt securities held by Cede & Co. for DTC participants, CDS, Euroclear and Clearstream, Luxembourg payment will be made to beneficial owners in accordance with customary procedures established from time to time by DTC, CDS, Euroclear and Clearstream, Luxembourg. In the event definitive debt securities are issued, we will appoint and maintain a transfer and paying agent in Luxembourg and will maintain a paying agent in a member state of the European Union (if any) that will not be obligated to withhold or deduct tax pursuant to the European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such directive.

The Province will make all payments of principal and interest on the debt securities available to the paying agent on the designated dates in immediately available funds. The paying agent will, in turn, make payments to the owners of the securities (or, in the case of a global security, to the depository or its nominee). Any payments of principal and interest on the debt securities are subject to local laws and regulations, including any applicable withholding or other taxes.

If any date for payment in respect of any debt security is not a Business Day in the applicable place of payment, the holder thereof shall not be entitled to payment until the next following Business Day, and no further interest shall be paid in respect of the delay in such payment. In this paragraph, “Business Day” means a day on which banking institutions in the City of New York, New York and in any other applicable place of payment are not authorized or obligated by law or executive order to be closed.

Enforceability and Governing Law

The Province is a foreign government entity and your ability to sue the Province may be limited. The Province has not agreed to waive any immunity from jurisdiction, and it has not appointed an agent in the United States upon which process may be served for any purpose. As a result, you may not be able to sue us in a United States court or enforce in the United States a judgment against us, including a judgment based on the civil liability provisions of the U.S. federal securities laws, if granted by a United States court. In addition, if you obtain a judgment or order against the Province in a court outside Nova Scotia, including a judgment obtained in a U.S. court based upon the civil liability provisions of the U.S. federal securities laws, you may not be able to enforce the judgment or order against the Province in Nova Scotia or elsewhere unless the Province agrees to waive its immunity. Also, you may not be able to bring an original action in Nova Scotia or another foreign court to enforce liabilities based upon the U.S. federal securities laws.

However, you may sue and obtain a judgment against the Province in the Supreme Court of Nova Scotia based on the debt securities, and you are not required to obtain the consent of any public official or authority to do so. The Province does not have immunity in the courts of Nova Scotia from lawsuits based on the debt securities whether or not the person who brings the lawsuit is a resident of Nova Scotia or of Canada. You are required to serve written notice upon the Attorney General of the Province, the Minister of Justice or any attorney of the Department of Justice of the Province at least two months before the commencement of an action.

If you obtain a judgment or order against the Province in the courts of Nova Scotia, you may not be able to enforce it by execution. However, under current law, upon having your judgment or order certificated by the proper officer of the Supreme Court of Nova Scotia, your judgment or order must be paid by the Minister of Finance out of the General Revenue Fund of the Province together with any interest that may have accrued by law, unless the Province obtains a suspension of payment by court order pending an appeal or otherwise.

The debt securities will be governed by the laws of the State of New York but will be authorized under the laws of Nova Scotia.

The prospectus supplement that relates to your debt securities may update or supersede any of the information in this section.

CLEARING AND SETTLEMENT

The information in this section has been obtained from sources the Province believes to be reliable, including DTC, CDS, Clearstream, Luxembourg or Euroclear. DTC, CDS, Clearstream, Luxembourg and Euroclear are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue such procedures at any time. Neither the Province nor the paying agent will be responsible for DTC’s, CDS’, Clearstream, Luxembourg’s or Euroclear’s performance of their obligations under their rules and procedures. Neither the Province nor the paying agent will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

The Clearing System

DTC. DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of New York banking law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants, which we sometimes refer to as “DTC Participants,” and to facilitate the clearance and settlement of securities transactions, like transfers and pledges, among DTC Participants in those securities through electronic book-entry changes in accounts of the DTC Participants, thereby eliminating the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other types of organizations, some of whom (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. DTC agrees with and represents to DTC Participants that DTC will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The rules applicable to DTC and the DTC Participants are on file with the SEC.

If depositaries other than DTC are appointed, additional information with respect to those depositaries will be set forth in the prospectus supplement.

CDS. CDS is Canada’s national securities clearing and depository services organization. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants (“CDS Participants”) include banks, investment dealers and trust companies, and may include the underwriters. Indirect access to CDS is available to other organizations that clear through or maintain a custodial relationship with a CDS Participant. Transfers of ownership and other interests, including cash distributions, in bonds in CDS may only be processed through CDS Participants and will be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary and Vancouver to centralize securities clearing functions through a central securities depository.

CDS is wholly owned by The Canadian Depositary for Securities Limited, a private corporation owned one-third by investment dealers, one-third by banks and one-third by trust companies through their respective industry associations. CDS is the exclusive clearing house for equity trading on both the Toronto and Montreal exchanges and also clears a substantial volume of “over-the-counter” trading in equities and bonds.

Clearstream, Luxembourg. Clearstream, Luxembourg is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations, which we sometimes refer to as “Clearstream, Luxembourg Participants,” and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg Participants through electronic book-entry changes in accounts of Clearstream, Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides Clearstream, Luxembourg Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg Participant either directly or indirectly.

Distributions with respect to securities held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg Participants in accordance with its rules and procedures to the extent received by the U.S. Depositary for Clearstream, Luxembourg.

Euroclear. Euroclear was created in 1968 to hold securities for participants of Euroclear, which we sometimes referred to as, “Euroclear Participants,” and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation. All operations are conducted by the Euroclear Bank, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Bank, not Euroclear Clearance. Euroclear Clearance establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Bank is regulated and examined by the Belgian Banking Commission.

Distributions of principal and interest with respect to securities held through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the relevant system’s rules and procedures, to the extent received by such system’s depositary.

Global Clearance and Settlement Procedures

Customary settlement procedures will be followed for participants of each system at initial settlement. Settlement procedures applicable to the domestic United States dollar market will be followed for primary market purchasers which are participants in DTC, and securities will be credited to their securities accounts on the settlement date against payment in U.S. dollars in same-day funds. Settlement procedures applicable to conventional debt securities in registered form will be followed for primary market purchasers which are Euroclear or Clearstream, Luxembourg participants, and securities will be credited to their securities accounts on the business day following the settlement date against payment for value on the settlement date.

Secondary market trading between DTC Participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between CDS Participants will occur in the ordinary way in accordance with market conventions applicable to transactions in book based Canadian domestic bonds. Secondary market trading between Clearstream, Luxembourg Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional debt securities in immediately available funds.

Neither we nor the underwriters take any responsibility for the depository operations and procedures and we urge you to contact DTC, CDS, Euroclear, Clearstream, Luxembourg or their direct or indirect participants directly to discuss these matters.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through CDS, Clearstream, Luxembourg or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving debt securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. CDS, Clearstream, Luxembourg Participants and Euroclear Participants may not deliver instructions directly to their respective depositaries.

Cross-market transfers between Euroclear, Clearstream, Luxembourg, and CDS Participants will be effected in DTC. When Securities are to be transferred from the account of a CDS Participant to the account of a Euroclear or Clearstream, Luxembourg Participant, the CDS Participant will transmit instructions to CDS on the settlement date. The Euroclear or Clearstream, Luxembourg Participant will transmit instructions to Euroclear or Clearstream, Luxembourg at least one business day before the settlement date. One business day before the settlement date, Clearstream, Luxembourg, and on the settlement date, Euroclear, will transmit trade instructions to its respective U.S. depository. The beneficial interest in the securities of any series and payments for such beneficial interests will be transferred in DTC by CDS and the respective U.S. depositories for Euroclear and Clearstream, Luxembourg.

Because of time zone differences, credits of debt securities received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in those debt securities settled during such processing will be reported to the relevant Clearstream, Luxembourg or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of debt securities by or through a Clearstream, Luxembourg Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, CDS, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of debt securities among participants of DTC, CDS, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform those procedures and the procedures may be changed or discontinued at any time.

DEBT RECORD

The Province has always paid the full face amount of the principal of and premium and interest on:

•	Every direct obligation issued by the Province; and

•	Every indirect obligation which the Province has been required to guarantee,

all promptly when due in the currency in which and the country where payable at the time of required payment, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

CANADIAN TAXES

In the opinion of the Attorney General of the Province:

1.	There are no withholding or other income taxes or capital gains taxes presently imposed under the laws of Canada or of the Province in respect of:

a.	interest paid, payable, or accruing from time to time upon the debt securities;

b.	any premium paid upon the repayment of the debt securities;

c.	any gain realized upon the disposition of the debt securities; and

2.	No estate taxes or succession duties are presently imposed under the laws of Canada or the Province in respect of the debt securities.

This opinion of the Attorney General of the Province is delivered solely to a person who is, for purposes of the Income Tax Act (Canada) and any applicable income tax convention and at all relevant times, not resident nor deemed to be resident in Canada and who does not use or hold, and is not deemed to use or hold, the debt securities in, or in the course of, carrying on a business in Canada.

This opinion is based upon the current provisions of federal and provincial tax legislation in force as of the date hereof, and the Attorney General’s understanding of the current published administrative and assessing policies of the Canada Revenue Agency (“CRA”). There can be no assurances that the CRA will not change its administrative and assessing practices. This opinion takes into account all specific proposals to amend federal and provincial tax legislation publicly announced by the Minister of Finance (Canada) or the Minister of Finance (Nova Scotia) prior to the date hereof (the “Tax Proposals”), and assumes that the Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be implemented in their current form or at all. This opinion does not take into account or anticipate any changes in the law whether by legislative, governmental or judicial action or decision. Modification or amendment of current tax legislation could alter significantly the tax consequences of holding debt securities.

UNITED STATES FEDERAL INCOME TAX MATTERS

The following discussion summarizes the material United States federal income tax consequences of the ownership of debt securities by United States Holders, as defined below, and is the opinion of Ballard Spahr LLP, special United States tax counsel to the Province. It deals only with debt securities held as capital assets by United States Holders who purchase the debt securities in the offering at the offering price. It does not address special classes of United States Holders including: dealers in securities or currencies, traders in securities that elect to mark to market, banks or other financial institutions, real estate investment trusts and regulated investment companies, tax-exempt organizations, life insurance companies, persons that hold debt securities that are a hedge, or are hedged against, currency or interest rate risks or that are part of a straddle or conversion transaction for tax purposes, or persons whose functional currency is not the U.S. dollar. If you purchase the debt securities at a price other than the offering price, amortizable debt security premium or market discount rules may also apply. You should consult your tax advisor regarding this possibility.

This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”, existing and proposed regulations thereunder, and administrative and judicial interpretations thereof) as currently in effect. These laws are subject to change, possibly on a retroactive basis.

A “United States Holder” is a beneficial owner of a debt security that is: a citizen or resident of the United States, a domestic corporation (or other domestic entity treated as a corporation for United States federal income tax purposes), an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust. If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds a debt security, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding a debt security should consult its tax advisor with respect to the United States federal income tax treatment of an investment in a debt security.

Payments of Interest

It is anticipated, and this discussion assumes, that your debt will be issued with no more than a de minimis amount of original issue discount (“OID”) for U.S. federal income tax purposes, in which case if you are a United States Holder, interest on your debt security will be ordinary income that you will recognize when you receive the interest or when the interest accrues, depending on your method of accounting for tax purposes. If, however, the issue price of your debt is less than its stated principal amount and the difference is more than a de minimis amount (as set forth in the applicable U.S. Treasury Regulations), if you are a United States Holder, you will be required to include the difference in income as OID as it accrues in accordance with a constant yield method.

Interest paid by Nova Scotia on the debt securities is income from sources outside the United States, and is foreign source income for purposes of determining the foreign tax credit limitation applicable to a United States Holder. Interest on the debt securities generally will be, depending on your circumstances, “passive” or “general” income for purposes of computing the foreign tax credit limitation.

Purchase, Sale, Retirement and Other Disposition of the Debt Securities

If you are a United States Holder, your tax basis in your debt security generally will be its cost. If you sell or exchange your debt security (or it is retired by Nova Scotia), you will generally recognize capital gain or loss equal to the difference, if any, between the amount realized (not including any amounts attributable to accrued and unpaid interest) and your tax basis in the debt security. Capital gain of a non-corporate United States Holder is generally taxed at a reduced maximum United States federal income tax rate if the holder has a holding period of greater than one year. Capital losses generally cannot be applied to offset ordinary income.

Additional Tax on Net Investment Income

Certain United States Holders who are individuals, estates or trusts may be required to pay an additional 3.8% tax on, among other things, interest on and capital gains from the sale or taxable disposition of the debt securities. If you are a United States Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of this additional tax on your income and gains in respect of the debt securities.

Backup Withholding and Information Reporting

Payments of Principal and Interest

If you are a non-corporate United States Holder, information reporting requirements (on Internal Revenue Service Form 1099) generally will apply to payments of principal and interest (including OID) on a debt security within the United States (including payments made by wire transfer from outside the United States to an account you maintain in the United States).

Additionally, “backup withholding” will apply to such payments if you are a non-corporate United States Holder that (i) fails to provide an accurate taxpayer identification number, (ii) is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or (iii) in certain circumstances, fails to comply with applicable certification requirements.

Proceeds from the Sale of a Debt Security

Payment of the proceeds from the sale of a debt security at an office of a United States person or at an office of non-United States person within the United States generally will be subject to information reporting and, if applicable, backup withholding.

The above summary does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances and income tax situation. Before purchasing debt securities, you should consult with your own tax advisor as to the specific tax consequences that would result from your ownership and disposition of the debt securities, including the application and effect of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

AUTHORIZED AGENTS

The authorized agent of the Province in the United States of America is:

Nicolas Marion

Consul and Chief Representative

Department of Finance Canada – New York

Canadian Consulate General

1251 Avenue of the Americas

New York, New York 10020-1175

VALIDITY OF THE SECURITIES

An opinion as to the validity of the debt securities will be provided, on behalf of the Province, by the Attorney General of the Province acting in that official capacity.

An opinion as to the validity of the debt securities will also be provided, on behalf of the underwriters, if any, by Ballard Spahr LLP, 919 Third Avenue, 37th Floor, New York, New York 10022-3915. Ballard Spahr LLP will rely as to matters of Canadian and Nova Scotia law on the opinions of the Attorney General of the Province.

PLAN OF DISTRIBUTION

General

The Province may sell the offered debt securities in one of two ways:

•	through underwriters or dealers; or

•	through agents.

The debt securities may be sold from time to time in distinct series by different means at prices that are negotiated and fixed or that vary based on market price.

We will describe in a prospectus supplement the specific plan of distribution for a particular series of debt securities, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the debt securities, the proceeds to the Province from the sale of the debt securities, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

We may distribute debt securities from time to time in one or more transactions:

•	at a fixed price or prices, which may change;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at prices to be negotiated with purchasers.

Debt securities may be sold through agents designated by us. The agents will solicit offers by institutions to purchase the offered debt securities directly from the Province, pursuant to contracts providing for payment and delivery on a future date. The applicable prospectus supplement will set forth the commission we will pay to the agents and any conditions to the contracts. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring such debt securities for its own account. The applicable prospectus supplement will also set forth whether underwriters will be obligated to purchase all of the debt securities offered thereby if any are purchased.

We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of debt securities against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to provide contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

DELAYED DELIVERY ARRANGEMENTS

The Province may authorize underwriters or other persons to solicit offers by certain institutions to purchase debt securities from the Province under delayed delivery contracts. Purchasers of debt securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of the debt securities on a date or dates stated in the prospectus supplement. Any delayed delivery contracts arranged by the underwriters will be entered into on or prior to the date of delivery to the underwriters of the debt securities to be purchased by them. Each delayed delivery contract will be for an amount not less than the respective amount stated in the prospectus supplement, and the total principal amount of debt securities sold under delayed delivery contracts will be no more or less than the respective amounts stated in the prospectus supplement.

The institutions to which debt securities may be sold under delayed delivery contracts include: commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The Province must approve of every purchaser, and every delayed delivery contract must be authorized by the Province. Delayed delivery contracts will not be subject to any conditions except: (a) the purchase of the debt securities under the delayed delivery contract by a particular purchaser must be lawful at the time of delivery under the laws of any jurisdiction in the United States to which the purchaser is subject and (b) if the purchase is arranged by the underwriters, the sale of debt securities to the underwriters under the related underwriting agreement and terms agreement must have been completed.

The underwriters or other persons who arrange delayed delivery contracts will not be responsible for the validity or performance of the contracts. The principal amount of debt securities each underwriter has agreed to purchase will be reduced by the respective amount of debt securities to be sold under delayed delivery contracts allocated to the underwriter as provided in the agreement among underwriters that relates to the debt securities.

EXPERTS AND PUBLIC OFFICIAL DOCUMENTS

This prospectus, any prospectus supplement and any document incorporated by reference may include information that is identified as taken from publications of the Province or Canada, or of agencies and instrumentalities of the Province or Canada. Whenever information is identified in this manner, it is included or incorporated based on the authority of such publication as a public official document.

The financial statements and supplementary schedules of the Province included or incorporated by reference in this prospectus have been audited by the Auditor General of the Province of Nova Scotia, and are included herein in reliance upon the report of the Auditor General based upon the Auditor General’s authority.

The information included or incorporated by reference in this prospectus was supplied by the Minister of Finance of the Province of Nova Scotia in his official capacity as Minister.

The Province confirms that where information has been sourced from a third party, such information included or incorporated by reference has been accurately reproduced and that as far as the Province is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render such information included or incorporated by reference inaccurate or misleading.

PART II

1. If substitution of any security is permissible, a statement of the conditions under which such substitution is permitted. If substitution is permissible without notice, a specific statement to that effect.

Neither the funded debt nor the floating debt of the Province is secured; consequently there is no provision for substitution of security.

2. Furnish the names and addresses of the underwriters.

A list of the names and addresses of the underwriters who participate in the distribution of a particular issue of debt securities will be provided in an amendment to the Province’s Annual Report on Form 18-K or in a post-effective amendment to this Registration Statement relating to such issue.

3. Furnish the amounts or estimated amounts, itemized in reasonable detail, of expenses, other than underwriting commissions, incurred or to be incurred or borne by or for the account of the issuer in connection with the sale of the security to be offered or properly chargeable thereto, including legal, engineering, certification, and other charges.

An itemized statement showing such expenses incurred or to be incurred or borne by or for the account of the Province or properly chargeable thereto in connection with the sale of a particular issue of debt securities will be provided in an amendment to the Province’s Annual Report on Form 18-K or in a post-effective amendment to this Registration Statement relating to such issue.

4. Furnish a copy of any agreement or agreements made with any underwriter governing the sale of the security within the United States.

A copy of any such agreement or agreements made in connection with any issue of debt securities will be provided in an amendment to the Province’s Annual Report on Form 18-K or in a post-effective amendment to this Registration Statement relating to such issue or issues.

5. Furnish an agreement of the issuer to furnish a copy of the opinion or opinions of counsel in respect to the legality of the issue, with a translation, where necessary, into the English language. Such opinion shall set out in full all laws, decrees, ordinances, or other acts of Government under which the issue of such security has been authorized.

The Province hereby agrees to furnish a copy of the opinion of the Attorney General of the Province in an amendment to the Province’s Annual Report on Form 18-K or in a post-effective amendment to this Registration Statement relating to a particular issue of the debt securities.

UNDERTAKINGS

Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the registrant shall not be required to file a post-effective amendment otherwise required by clauses (i) and (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report on Form 18-K or of amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONTENTS OF THE REGISTRATION STATEMENT

This Registration Statement consists of:

(1)	The facing sheet;

(2)	Part I consisting of the prospectus;

(3)	Part II consisting of pages II-1 through II-8; and

(4)	The following exhibits:

(i)	Form of Underwriting Agreement*

(ii)	Form of Security*

(iii)	Opinion of the Attorney General of the Province of Nova Scotia*

(iv)	Consent of the Attorney General of the Province of Nova Scotia (included on page II-6)

(v)	Consent of the Auditor General of the Province of Nova Scotia (included on page II-7)

(vi)	Consent of Ballard Spahr LLP (included on page II-8)

(vii)	List of Names and Addresses of Underwriters*

(viii)	Itemized list of expenses incurred or to be incurred or borne by or for the account of the Province or properly chargeable thereto*

*	To be filed with an amendment to the Province’s Annual Report on Form 18-K incorporated by reference herein or a post-effective amendment to this registration statement relating to a particular issue of debt securities.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, set forth below is the signature of the registrant.

PROVINCE OF NOVA SCOTIA

By:	/s/ Byron Rafuse
	Name:	Byron Rafuse
	Title:	Deputy Minister of Finance & Treasury Board
Province of Nova Scotia

Dated: February 27, 2017

SIGNATURE OF REGISTRANT’S

AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, set forth below is the signature of the duly authorized agent of the registrant in the United States.

By:	/s/ Nicolas Marion
	Name:	Nicolas Marion
	Title:	Consul and Chief Representative, Department of Finance Canada –New York Canadian Consulate General New York

Dated: February 27, 2017

CONSENT

I hereby consent to the reference to me under the heading “Validity of the Securities” and the use of my name and the making of the statements with respect to me which are set forth under the heading “Canadian Taxes” in the prospectus forming a part of the registration statement of the Province of Nova Scotia with which this consent is filed. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

ATTORNEY GENERAL FOR THE PROVINCE OF NOVA SCOTIA

By:	/s/ Phil Reid
	Name:	Phil Reid
	Title:	Solicitor

Dated: February 27, 2017

CONSENT

I hereby consent to use in this Registration Statement on Schedule B of the Province of Nova Scotia (the Province) relating to U.S. $1,250,000,000 of securities of my report dated July 27, 2016 for the Province’s fiscal year ended March 31, 2016 appearing in Amendment No. 1 to the Annual Report on Form 18-K/A for the Province’s fiscal year ended March 31, 2015, which is part of such registration statement, and to the reference to me under the heading “Experts and Public Official Documents” in the prospectus forming a part of the registration statement of the Province of Nova Scotia with which this consent is filed.

AUDITOR GENERAL FOR THE PROVINCE OF NOVA SCOTIA

By:	/s/ Michael A. Pickup
	Name:	Michael A. Pickup, CPA, CA
	Title:	Auditor General

Dated: February 27, 2017

CONSENT

We hereby consent to the use of our name and the making of the statements with respect to us which are set forth under the caption “United States Federal Income Tax Matters” in the prospectus forming a part of the registration statement of the Province of Nova Scotia with which this consent is filed. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

/s/ Ballard Spahr LLP
Ballard Spahr LLP

Dated: February 27, 2017